The Global Economic and Investment Environment & Strategy

Presentation By

Roger J. Sit

CEO & Global Chief Investment Officer

Sit Mutual Funds Private Client Luncheon

Minneapolis Club

May 23, 2017

KEY POINTS TO HIGHLIGHT

1) Current fundamentals support at least modest 2% - 3% economic growth in the U.S. and globally over the next couple of years.

2) A stronger U.S. growth "glide path" in the 3% - 4% range may be doable if the right pro-growth presidential actions and execution occur. Political headwinds and presidential missteps are limiting policy changes and reforms.

3) The global equity markets are discounting stronger economic growth, but there could be materially more upside.

4) We are in a stock picker's market. Strong company fundamentals and earnings must "materialize". We cannot expect stock multiples to expand further.

5) Our Global Equity investment strategy is a diversified, "barbell" portfolio that focuses on potential beneficiaries from President Trump's themes combined with less cyclical, largely U.S. focused growth stocks.

1) Current fundamentals support at least modest 2% - 3% economic growth in the U.S. and globally over the next couple of years.

a) The U.S. has been growing in a modest and subdued manner. Euroland and Japan are experiencing slight, choppy growth helped materially by weak currencies. China's growth appears to have stabilized with much government assistance. UK growth is uncertain due to Brexit.

b) Inflation continues to be mild and controllable.

c) Monetary policies outside the U.S. continue to be very favorable. In the U.S. the Federal Reserve will gradually become less accommodative.

Global Economic Assumptions

	GDP GROWTH				INFLATION			
	2015A	2016A	2017E	2015-2019 (5 Yr CAGR)	2015A	2016A	2017E	2015-2019 (5 Yr AVG)
Global Economy	**3.2%**	**2.6%**	**2.7%**	**2.8%**	**1.8%**	**1.8%**	**2.6%**	**2.3%**
United States	2.6	1.6	2.0	2.2	0.1	1.3	2.5	2.0
Euro Area	1.9	1.8	1.5	1.6	0.0	0.2	1.6	1.0
United Kingdom	2.2	1.8	1.5	1.7	0.0	0.7	2.6	1.7
Japan	1.2	1.0	0.5	0.7	0.8	(0.1)	0.5	0.4
Asia Ex Japan	6.0	6.0	5.8	5.9	2.1	2.3	2.3	2.3
Latin America	(0.7)	(1.2)	1.3	0.4	14.0	8.0	12.0	11.6

Source: Bloomberg, The World Bank and Sit Investment Associates, Inc., May 22, 2017

Economic Growth Forecasts are Improving Globally



Improved Outlook
Global economic growth is accelerating, driven in large part by a strengthening U.S. economy and recovering emerging markets.
Annual change in GDP:
2017 forecast
2016
India
China
Emerging Economies
World
U.S.
Eurozone
U.K.
Japan
0%
2
4
6
8
Source: International Monetary Fund, January forecasts
THE WALL STREET JOURNAL.

Source: The Wall Street Journal, April 13, 2017

U.S. Economic Growth Modest

U.S. GDP Quarterly Growth



The rate of change in the gross domestic product, based on quarterly figures adjusted for inflation and seasonal fluctuations.
+5 %
+4
+3
+2
+1
0
-1
0.7% first quarter initial
2013
2014
2015
2016
2017
Source: Commerce Department | By The New York Times



Y/Y Loan Growth by Loan Type (2014-2017)
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
C&I
Residential
CRE
Jul-14
Nov-14
Jul-15
Nov-15
Jul-16
Nov-16



Consumer spending
4% Annual rate
3
2
1
0
Q1: 0.3%
Q1 '15
Q2
Q3
Q4
Q1 '16
Q2
Q3
Q4
Q1 '17

U.S. Headline Unemployment Rate Back to 2007 Levels, But Other Measures Still Point to Slack



U.S. HEADLINE
UNEMPLOYMENT RATE
Headline rate back
UNEMPLOYMENT RATE
U-6 DEFINITION*
...but looking at
U-6, it is not quite
there yet...
PRIME-AGE**
EMPLOYMENT / POPULATION RATIO
...neither is
prime-age
employment
rate...
%
10
8
6
4
16
14
12
82
80
78
76
90
94
98
02
06
10
14
18



Average hourly earnings
Yearly change
April:
2.5%
3.5%
3.0
2.5
2.0
1.5
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17

Source: BCA Research, May 12, 2017 and Investor's Business Daily, May 8, 2017

European Economic Growth Mixed



Annualized quarterly change in GDP
5.0%
2.5
0
-2.5
Eurozone
U.S.
2014
'15
'16
'17
Sources: Eurostat (eurozone GDP, inflation, unemployment); Commerce Department (U.S. GDP); WSJ Market Data Group (stocks)
THE WALL STREET JOURNAL.



Countries' fortunes have diverged in recent years under the euro.
Cumulative change in GDP since 1Q 2006
20%
15
10
5
0
-5
-10
2006 '08 '10 '12 '14 '16
Germany 15.7%
France 9.5%
Eurozone 9.2%
Spain 6.7%
Italy -3.9%
Unemployment rate, seasonally adjusted
30%
25
20
15
10
5
0
2006 '08 '10 '12 '14 '16
Spain 18.2%
Italy 11.7%
France 10.1%
Eurozone 9.5%
Germany 3.9%
Source: Eurostat
THE WALL STREET JOURNAL.

China Growth Stable, but Helped by Government Spending and Debt


China's Real GDP Growth, Quarterly
*SAAR calculated from NBS official SA % Q/Q
% Y/Y
Real GDP %Y/Y (NBS)
Real GDP SAAR* (NBS)
1Q17: 5.3
1Q17: 6.9
16
12
8
4
0
05 06 07 08 09 10 11 12 13 14 15 16 17


Ann% Chg
CHINA
GOVERNMENT EXPENDITURE*
30
20
10
0
© BCA Research 2017
11 12 13 14 15 16 17
* SHOWN AS A 6-MONTH MOVING AVERAGE.


China Manufacturing PMIs -- NBS vs. Markit
Diffusion Index Both Reported as Seasonally Adjusted
50.2 52.9 53.8 51.4 50.8 50.8 50.7 49.9 50.3
NBS
Apr: 51.2
Markit
Apr: 50.3
2008-16 Avg.
NBS (dark): 51.2 vs.
Markit (light): 50.4
50.1 51.3 53.9 50.7 49.1 50.2 49.7 48.7 49.8
60
55
50
45
40
35
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017
Source: NBS/CFLP and Caixin/Markit, CEIC, DataInsight


Issuance of negotiable certificates of deposits has grown sharply, accompanied by rising borrowing costs.
New negotiable certificates of deposits (NCD) issuance
15 trillion yuan
12
9
6
3
0
34B
YTD
2013 '14 '15 '16 '17
Yield on three-month AA-rated NCDs
5.0%
4.5
4.0
3.5
3.0
2.5
2016 '17
10 trillion yuan = $1.45 trillion
Source: Wind Info
THE WALL STREET JOURNAL.


China's government and household debt are growing at a moderate pace but its fast-growing corporate debt is among the highest for major economies.
Government
Household
Corporate*
250% of GDP
200
150
100
50
0
2008 '09 '10 '11 '12 '13 '14 '15 '16
*Nonfinancial enterprises
Source: OECD
THE WALL STREET JOURNAL.

Source: Evercore ISI, April 17 and May 2, 2017; BCA Research, March 15, 2017; and The Wall Street Journal, March 22 and March 24, 2017

2) A stronger U.S. growth "glide path" in the 3%-4% range may be doable if the right pro-growth presidential actions and execution occur. Political headwinds and presidential missteps are limiting policy changes and reforms.

a) Over the last eight years, the world and U.S. economies and markets have been helped by monetary policies. Going forward, fiscal policies may be able to help the U.S. and the World.

b) Trump administration agenda items that could provide "tailwinds" include: deregulation, repatriation of foreign corporate cash, decrease in corporate tax rates, reform of personal income tax rates, and infrastructure spending.

c) New "headwinds" include potential trade wars, strengthening U.S. dollar, immigration and higher interest rates. President Trump is also facing roadblocks from bipartisanship and government bureaucracy.

100 Days of Optimism


Measures of consumer and small-business confidence are at some of the highest levels in the past 40 years.
Small Business Optimism Index
110
100
90
80
70
Current level
1977
'80
'90
'00
'10
Consumer Confidence Index
200
150
100
50
0
Current level
1977
'80
'90
'00
'10
Sources: National Federation of Independent Business (small business optimism); Conference Board (consumer confidence)
THE WALL STREET JOURNAL.

Source: The Wall Street Journal, April 28, 2017

President Trump's Indicated Growth Boosting Policies

Growth Boosting Policies By Trump

Infrastructure	□ Massive stimulus-'at least double' Clinton's 5-year $275 billion infrastructure plan □ Create jobs in construction & other sectors with special focus on transportation, water, telecom & energy
Trade	□ Protectionist stance: introduce tariffs □ Tough on China: 45% tariffs, label as FX manipulator, bring trade cases against China □ Renegotiate NAFTA, reject TPP, unlikely to support T-TIP
Tax	□ Corp.: slash tax rate from 35% to 15%, one-off offer to repatriate foreign profits at 10%, move from worldwide to territorial tax Personal: collapse current seven tax brackets to three tax cut top rate repeal estate
Regulation	□ Reduce regulatory burden, repeal parts of Dodd-Frank □ Eliminate most intrusive regulations, like the Waters of The U.S. Rule, scrap the EPA's Clean Power Plan
Immigration	□Tough stance on immigration: build Mexico wall end birthright citizenship □ Protect economic well-being of lawful immigrants by curbing uncontrolled foreign worker admissions
Healthcare	□ Repeal and replace Obamacare with Health Savings Accounts (HSAs) □ Establish high-risk pools to ensure access to coverage for individuals unable to maintain continuous coverage □ Allow people to purchase insurance across state lines, in all 50 states □ Maximize flexibility for states via block grants to design innovative Medicaid programs for low-income citizens
Economy	□ Create a dynamic booming economy that will create 25 million new jobs over the next decade □ Accelerate growth to average 3.5 % per year with potential to reach 4 % growth
Energy	□ Make the U.S energy independent. Unleash $50 trillion in untapped shale, oil, and natural gas reserves □ Eliminate barriers to energy production, creating at least a half million jobs a year
Other	□ An additional federal investment of $20 billion towards school choice, provide low-income households an Expanded Earned. Income Tax Credit in the form a Childcare rebate and a matching $500 contribution for their savings accounts. □ Minimum wage determined at state / local level

Source: Deutsche Bank, January 4, 2017

U.S. Highest Corporate Tax Rate in the World


U.S. Corporate Tax Rate (%)
60%
50%
40%
30%
20%
10%
0%
1916
1936
1956
1976
1996
2016
1987: Reagan cut to 34%


Corporate Income Tax Rate
U.S. 35.0%
France 34.4%
India 34.0%
Brazil 34.0%
Belgium 33.0%
Mexico 30.0%
Australia 30.0%
Greece 29.0%
Portugal 28.0%
New Zealand 28.0%
Italy 27.5%
Spain 25.0%
Israel 25.0%
China 25.0%
Netherlands 25.0%
Austria 25.0%
Chile 24.0%
Japan 23.4%
Korea 22.0%
Sweden 22.0%
Switzerland 21.1%
Russia 20.0%
U.K. 20.0%
Turkey 20.0%
Finland 20.0%
Poland 19.0%
Hungary 19.0%
Czech Rep. 19.0%
Germany 15.8%
Canada 15.0%
Ireland 12.5%
0.0%
10.0%
20.0%
30.0%
40.0%

Source: Wolfe Research, December 2, 2016

U.S. Corporate Tax Reform Proposal Comparison

	Current Law	House Republicans	Donald Trump
Domestic Corporate Tax Rate	35%	20%	15%
Business Expensing	Accelerated depreciation with 50% bonus through 2017, 40% 2018, 30% 2019	100% expensed at the time of investment	Allow option of 100% expensing
Net Interest Deductibility	Unlimited	Repeal deductibility	Repeal deductibility for those that expense
Foreign Income	35% (minus foreign tax credits)	0% (full territorial system)	15% (repeal deferral but allow foreign tax credits)
Repatriation	35% (minus foreign tax credits)	8.75% on cash; 3.5% otherwise	10% on previously untaxed earnings
Destination-Basis	n/a	Deny deduction of import costs, exclude export-related income	n/a
Other	n/a	Repeal tax expenditures	Repeal tax expenditures

Source: Goldman Sachs, December 16, 2016

Comparison of Trump and Ryan Individual Tax Proposals

	U.S. Individual Income Tax Rates (%)		
Current Income Brackets (Married Filing Jointly)	**Current Law**	**Trump**	**GOP Plan**
Over $466,951	39.6	33.0	33.0
$413,351-$466,950	35.0	33.0	33.0
$231,451-$413,350	33.0	33.0	33.0
$151,901-$231,450	28.0	25.0	25.0
$75,301-$151,900	25.0	25.0	25.0
$18,551-$75,300	15.0	12.0	12.0
$0-$18,550	10.0	12.0	12.0
Top Qualified Dividend Tax Rate	20.0	20.0	16.5
Healthcare Bill Tax on High Earners (1)	3.8	0.0	0.0
Top Qualified Dividend Tax Rate	23.8	20.0	16.5
Top L-T Capital Gains Tax Rate	15.0	20.0	16.5
Healthcare Bill Tax on High Earners (1)	3.8	0.0	0.0
Top L-T Capital Gains Tax Rate	18.8	20.0	16.5
Top Tax on Interest Income	39.6	33.0	16.5
Healthcare Bill Tax on High Earners (1)	3.8	0.0	0.0
Top Interest Income Tax Rate	43.4	33.0	16.5
Estate Tax Rate / Exemption	40% / $ 5.45 mln	Eliminate	Eliminate
Alternative Minimum Tax	Enforced	Eliminate	Eliminate
Personal Exemptions	$4,050 (1)	Eliminate	Eliminate
Child Tax Credit	$1,000	Revised (3)	$1,500
Standard Deduction	$12,600	$30,000	$24,000
Maximum Itemized Deduction Limitation	(1)	$200,000	(2)

(1) Phase-out begins $311,300
(2) No limitation, only mortgage interest and charitable contributions allowed
(3) Above the line deduction for childcare. Additional rebate for low-income as part of EITC.

Source: Wolfe Research, December 2, 2016

Bringing Cash Home to the U.S.



Offshore Stash
Cash and equivalents held by foreign subsidiaries, in billions
Apple $230
Microsoft 116
Cisco 65
Alphabet 52
Oracle 52
Intel 15
Amazon 9
Facebook 5
Source: the companies
THE WALL STREET JOURNAL.



Median tax rate vs cash as a % of market cap overseas
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Energy
Utilities
Staples
Materials
Cons. Disc.
Industrials
Telecom
Health Care
Tech
Real Estate
10-yr median tax rate (LHS)
Overseas cash % of mkt cap (RHS)

Source: The Wall Street Journal, May 22, 2017 and Bank of America/Merrill Lynch, November 22, 2016

U.S. FEDERAL REGULATIONS HAVE INCREASED DRAMATICALLY



Total federal regulation has steadily risen despite efforts by every president back to Jimmy Carter to eliminate wasteful rules.
Cumulative number of federal restrictions and dates of legislation and presidential orders aimed at reducing regulations
1.2 million restrictions
1.0
0.8
0.6
0.4
0.2
0
Jimmy Carter
Ronald Reagan
George H.W. Bush
Bill Clinton
Barack Obama
George W. Bush public nominations of laws to review
Regulatory Flexibility Act
Clinton National Performance Review
1970s
'80s
'90s
2000s
'10s
Note: Federal restrictions as measured by the use of the words 'shall,' 'must,' 'may not,' 'required,' and 'prohibited,' in the Code of Federal Regulations.
Sources: Mercatus Center (federal restrictions); Cary Coglianese (presidential actions)
THE WALL STREET JOURNAL.



Annual Cost of Federal Regulation & Intervention
(2016 Estimate, $1,885 Billion)
Economic Regulation, $399
Environment, $386
Tax Compliance, $316
Health, $194
FCC, $132
DOL, $127
DOT, $80
Intl Trade, $3
USDA, $9
DoE, $13
Majors, untab, $20
DHS, $57
All Other, $70
Financial, $80



U.S. Pct. Of Small Businesses Reporting Single Most Important Problem Nov:
Taxes 19
Gov't regulations 18
Quality of Labor 16
Poor Sales 12
Insurance cost 10
Competition from large bus 7
Cost of Labor 6
Inflation 3
Interest rates 2
0
5
10
15
20

SOURCE: THE WALL STREET JOURNAL, FEBRUARY 2, 2017, WOLFE RESEARCH, DECEMBER 13, 2016

United States
Current Plans for Deregulation

Outlook For Top Ten Obama Laws, Rules Or Executive Actions

Policy	How It Took Effect	Where It Stands	How It Might Change
Dodd-Frank	Signed into law	Mostly implemented	Very little of Dodd-Frank will be substantively changed without new legislation, which will need 60 votes in the Senate, so most of the key provisions are not going to change.
ACA	Signed into law	Mostly implemented.	GOP will likely repeal much of it through reconciliation bill. Executive actions and new regulations are likely, too.
Iran Sanctions Lifted	Executive order	Took effect Jan 16, 2016.	Obama used the authority in statute to waive the sanctions. All Trump has to do is decline to continue to the waive sanctions.
Paris Climate Agreement	Executive order	Came into force on Nov 4, 2016 after enough countries ratified it.	Trump can back out or not enforce accord. Congress never voted on it, so Trump can drop it as easily as Obama embraced it.
DAPA and Expanded DACA (Immigration Policy)	Executive order	Supreme Court tie means lower court ruling stands. Orders are blocked.	Obama's controversial executive action is essentially dead. Trump does not need to do anything.
Clean Power Plan	EPA rule	Before federal appeals court. Supreme Court put it on hold until litigation is over.	Republicans may try to make legislative changes and if those don't succeed the administration may change the rules or enforce them more leniently.
Joint Employer	NLRB ruling	Issued Aug 27, 2015. Under appeal.	It will take a while to change the joint employer rule, but a return to the old standard looks highly likely.
Overtime Pay	DOL rule	Temporarily suspended by judge before it took effect Dec 1, 2016	It's possible but not likely Congress could overturn using Congressional Review Act.
Fiduciary Duty	DOL rule	Effective Apr 2017.	New DOL will probably delay the rule, and Congress could pass legislation to overturn.
Fracking	Interior Dept. rule	Court ruled BLM doesn't have authority to regulate. Obama Administration appealed.	Trump could drop appeal, leaving lower court decision in place.

Source: Cornerstone Macro, December 7, 2017

Cost of Regulations

Size of Tax Cuts if Affordable Care Act Taxes are Repealed by Income Level



Average tax cut
Share of total federal tax change
-$197,490 TOP 0.1% 35.5%
-32,850 TOP 1% 57.4
-2,010 TOP 20% 74.2
-170 60-80% 7.2
-120 40-60% 5.9
-190 20-40% 5.9
-1,150 0-20% 6.7
Source: Tax Policy Center
THE WALL STREET JOURNAL.

Regulatory/compliance costs for the top 6 biggest U.S. banks doubled between 2007-2013



$350
$300
$250
$200
$150
$100
$50
$0
($ in billions)
Growth rates:
Total expenses: +20%
Regulatory costs: +102%
Other expenses: +7%
14%
23%
2007
2013
Total expenses (ex-regulatory)
Compliance costs

Cost of Dodd-Frank to U.S. Business



$bn
12
10
8
6
4
2
0
2011 12 13 14 15 16
Each date corresponds to the 12 months to July 21 of that year
Source: American Action Forum

Source: Wall Street Journal, January 9, 2017; Financial Times, February 4, 2017; and Bank of America/Merrill Lynch, April 21, 2017

Trump Report Card

Policy Subject	Progress
Infrastructure ▪ Administration plans to unveil a $1 trillion, ten year infrastructure plan during 2017.	=
Trade ▪ Withdrew from TPP negotiations, will not support T-TIP. ▪ Signaled a desire to renegotiate NAFTA and take action on Chinese trade practices.	+
Taxes ▪ Maintained plan to reduce corporate taxes and provide middle class tax relief; have yet to offer a concrete, legislative proposal on tax reform.	–
Regulation ▪ Rolled back the vast majority of the Obama administration's regulatory initiatives. ▪ Instituted a rule that for every new federal regulation, two must be removed.	+
Immigration ▪ Increased enforcement of U.S. immigration law, including stepping up deportations. ▪ While proposed, has yet to roll back President Obama's executive orders on immigration.	=
Healthcare ▪ Proposed bill repealing and replacing the Affordable Care Act; the American Health Care Act failed to make it to a vote in the House.	–
Defense ▪ Trump's proposed budget would end sequestration and increase defense spending by $54 billion. ▪ Put pressure on NATO members to increase spending to the 2% of GDP threshold.	+
Energy ▪ Lifted restrictions on mining coal and drilling for O&G; removed blocks on large energy projects.	+

+ Most Progress = Intermediate Progress – Least Progress

Source: Sit Investment Associates, March 31, 2017

3) The global equity markets are discounting stronger economic growth, but there could be materially more upside.

a) The global equity markets have rallied since the election on "hope" that some of the pro-growth initiatives that President Trump campaigned on will occur. This has resulted in stock multiples expanding in anticipation.

b) March quarter corporate earnings so far have been relatively solid which has led to further market appreciation based on fundamentals and expectations that growth will continue.

c) Trump policy benefits are still very hard to determine due to the limited time in office and lack of information. If initiatives are implemented, corporate earnings growth could be considerably stronger.

Is The "Trump Trade" Over?


S&P 500 Total Return (%) by Sector
20%
15%
10%
5%
0%
-5%
-10%
-15%
Total
Information Technology
Financials
Consumer Discretionary
Industrials
Materials
Health Care
Utilities
Consumer Staples
Real Estate
Telecommunication Services
Energy
11/8/2016 - 5/17/207
11/8/2016 - 12/31/2016
12/31/2016 - 5/17/2017

Source: FactSet Research Systems and Sit Investment Associates, Inc., May 17, 2017

Performance of Trump-Policy Exposed Companies



%
Post Election Bounce
11/8 - 12/1
Since Bounce
12/1 - Current
2.4
6.0
6.5
7.1
3.9
2.9
S&P 500
High Tax Rate Basket
Domestic Sales Focus Basket
S&P 500
High Tax Rate Basket
Domestic Sales Focus Basket

Note: Factor performance of top 1/3rd of respective baskets; high effective tax rate; high domestic sales as a % of total sales
Post-election bounce is 11/8/16 to 12/1/16, Since bounce is 12/1/16 to 3/23/2017
Source: S&P, Compustat, FactSet, and RBC Capital Markets



"Tax reform" Story Count
300
250
200
150
100
50
0
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17

Source: Bloomberg, UBS

Source: RBC Capital Markets, March 27, 2017 and UBS Research, April 3, 2017

MARKET RALLY BREADTH HAS BEEN NARROW



S&P 500 Top Contributors
Visa Inc. Class A
Johnson & Johnson
Alphabet Inc. Class C
Microsoft Corporation
Amazon.com, Inc.
Apple Inc.
Facebook, Inc. Class A
Alphabet Inc. Class A
Philip Morris International Inc.
Home Depot, Inc.
135
130
125
120
115
110
105
100
95
Jan
Feb
Mar
Apr
May

Ticker		Total Return	Contribution To Return
	S&P Total Return	**6.08**	**6.08**
	Top 10 Contributors	**20.62**	**3.02**
AAPL	Apple Inc.	30.82	0.96
AMZN	Amazon.com, Inc.	25.99	0.39
FB	Facebook, Inc. Class A	25.90	0.36
MSFT	Microsoft Corporation	9.86	0.24
GOOGL	Alphabet Inc. Class A	18.89	0.22
GOOG	Alphabet Inc. Class C	19.15	0.22
PM	Philip Morris International Inc.	25.47	0.18
JNJ	Johnson & Johnson	10.66	0.16
HD	Home Depot, Inc.	17.13	0.14
V	Visa Inc. Class A	18.04	0.14

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC., MAY 17, 2017

Stocks with High Foreign Sales Exposure have Significantly Outperformed


1.05
1.00
0.95
0.90
0.85
0.80
75
80
85
90
95
100
105
High foreign sales stocks have increased significantly despite only a slight moderation in the USD
r = -85.5%
Jan-13
Jun-13
Nov-13
Apr-14
Sep-14
Feb-15
Jul-15
Dec-15
May-16
Oct-16
Mar-17
Aug-17
High Foreign Sales/Low Foreign Sales (LHS)
DXY Index (Inverted, RHS)

Source: Evercore ISI, Inc., May 16, 2017

P/E Expansion Explains Recent Market Appreciation



S&P 500 Performance Attribution: Earnings vs. Multiples
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
P/E Contribution
Earnings Contribution

In A Boom (Greed)/ Bust (Fear) Environment, P/Es Tend To Explain Market Performance

Source: Cornerstone Macro, January 11, 2017

P/E Expansion Drove Market Higher, Now Need Earnings

(P/E x Earnings = Price)



300.00
250.00
200.00
150.00
100.00
50.00
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
12/08
12/09
12/10
12/11
12/12
12/13
12/14
12/15
12/16
QE1 +47%
QE2 +10%
Operation Twist +16%
Operation Twist Extension and QE3 +5%
QE4 (QE Infinity) +44%
S&P 500 Price Appreciation
P/E Expansion (RHS)

Source: FactSet Research Systems, May 16, 2017

4) We are in a stock picker's market. Strong company fundamentals and earnings must "materialize". We cannot expect stock multiples to expand further.

a) High sector and stock correlation, "rising tide lifts all boats", not likely to continue.

b) We must find the sectors and companies that can grow earnings. Strong fundamentals and quality earnings needed for stock price appreciation and sustaining price appreciation.

c) Market volatility will likely increase as investors try to determine if stronger growth can occur. There are worries that massive QE and low interest rates are having diminishing returns. There are limited additional monetary policy "levers" left to pull.

d) Will President Trump's pro-growth philosophy and actions accelerate growth? The lack of a predictable economic foundation creates nervousness and concern which will lead to increased volatility. Markets need economic clarity in order to assess interest rates, corporate revenues and earnings strength.

e) The U.S. Federal Reserve continues to initiate gradual rate increases and balance sheet reduction, creating additional uncertainty.

Easy Monetary Policies in Place to Spur Growth

Global Central Bank Balance Sheets



Central bank balance sheets
Fed, US$ bn
ECB, € bn
BoJ, ¥tn, rhs
Fed
BoJ
ECB
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
550
500
450
400
350
300
250
200
150
100
May-12
May-13
May-14
May-15
May-16
May-17
Source: Datastream, Morgan Stanley Research



People's Bank of China - Balance Sheet
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
People's Bank of China - Balance Sheet (Tr)



Bank of England - Balance Sheet
450
400
350
300
250
200
150
100
50
0
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
Bank of England Assets (€ Bn)

Source: Morgan Stanley Research, May 12, 2017, and FactSet Research Systems, May 16, 2017

Central Banks Remain Accommodative



Central Bank Rates
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
U.K.
U.S.
Japan
Eurozone
China
Sweden
Switzerland
Denmark
China
U.S.
U.K.
Denmark
Japan
Eurozone
Sweden
Switzerland

Approximately 24% of global GDP has a negative Central Bank interest rate.

(Eurozone, Japan, Switzerland, and Sweden)

Source: FactSet Research Systems and Sit Investment Associates, Inc., May 15, 2017

Quantitative Easing has Stimulated the Market and Kept Volatility Low


S&P 500
High: 2400.98 Low: 666.79 Chg: 163.96%
S&P 500 - Price
CBOE Volatility Index - Price
50
45
40
35
30
25
20
15
10
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
'09
'10
'11
'12
'13
'14
'15
'16
2384.20
10.82
UK QE1
US QE1 +47%
Japan QE
UK QE2
Japan QE increase #1
US QE2 +10%
US Operation Twist +16%
Japan QE increase #2
US Operation Twist Extension and QE3 +5%
US QE4 (QE Infinity) +44%
Japan QE increase #3
ECB QE1
Japan QE increase #4
UK QE3

Source: FactSet Research Systems and Sit Investment Associates, Inc., May 15, 2017

Economic Uncertainty Often Leads to Increased Market Volatility

U.S. Economic Policy Uncertainty Index


600
400
200
163.64
0

VIX Index


60
40
20
12.09
1996-1999
2000-2004
2005-2009
2010-2014
2015-2019

Source: Bloomberg, May 19, 2017

S&P Correlation Has Been Trending Lower



0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
S&P 500 1mo Realized Intra-Portfolio Correlation (IPC)
6mo Realized IPC

Source: Evercore ISI, May 18, 2017

P/E Expansion Drove Market Higher, Now Need Earnings



Q1 2017
REVENUE
EARNINGS
13.9%
7.1%
Q1 2016
-1.7%
-5%
Note: Figures reflect actual results for 327 companies reporting as of May 2 and analyst estimates for others.
Source: Thomson Reuters
THE WALL STREET JOURNAL.



(P/E x Earnings = Price)
300.00
250.00
200.00
150.00
100.00
50.00
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
QE1 +47%
QE2 +10%
Operation Twist +16%
Operation Twist Extension and QE3 +5%
QE4 (QE Infinity) +44%
12/08 12/09 12/10 12/11 12/12 12/13 12/14 12/15 12/16
S&P 500 Price Appreciation
P/E Expansion (RHS)



S&P 500
Quarterly Operating EPS Y/Y Growth
20%
10%
0%
-10%
4%
9%
11%
6%
2%
0%
-1%
-3%
-6%
-1%
5%
6%
14%
7%
8%
13%
1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16e 1Q17e 2Q17e 3Q17e 4Q17e

Are consensus estimates too high???

2016 EPS growth: 1.1% (average)

2017 Est. EPS growth: 10.5% (average)

Source: Wall Street Journal, May 6-7, 2017 and FactSet Research Systems, May 15, 2017

Anticipated Earnings

S&P 500 Bottom-Up EPS, By Sector Consensus Y/Y Growth	2016 Actual	2017 Estimate
Energy	0.8%	49.9%
Materials	4.6%	8.6%
Industrials	5.4%	7.8%
Consumer Discretionary	6.8%	15.6%
Consumer Staples	3.7%	5.8%
Health Care	6.6%	7.5%
Financials	5.3%	10.9%
Information Technology	8.4%	10.7%
Telecommunication Services	3.2%	-1.3%
Utilities	3.7%	0.4%
Real Estate	6.2%	6.5%
S&P 500	**1.1%**	**10.5%**

*Growth numbers are based on Funds from Operations for the Real Estate sector

Reining It In

Earnings forecasts often assume big gains at the start, but then are pared back to align with reality.

S&P 500 estimated operating earnings per share



$160
140
120
100
80
60
40
2018 estimates
2017
2016
2015
2014
2013
2012
2011
2010
2009
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Note: Estimates overlap with the following year because earnings aren't announced until then.
Source: Thomson Reuters from a consensus of analysts collected by IBES

THE WALL STREET JOURNAL.

Source: FactSet Research Systems, May 17, 2017 and The Wall Street Journal, January 6, 2017

Equity Valuations are Reasonable

Global Prospective PE



Prospective PE
28.0
26.0
24.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17
16.5

Source: BofA Merrill Lynch Global Quantitative Strategy, MSCI, IBES

S&P 500 Forward P/E
Data through April 30, 2017



P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 18.4x is based on 2017 est. operating EPS of $129.49.

Source: Bank of America/Merrill Lynch, May 12, 2017 and Sit Investment Associates, Inc., April 30, 2017

Dividend Yields Are Attractive Relative to Bond Yields



Data through April 30, 2017
S&P Earnings
10 Year Treas. Yield
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
16%
14%
12%
10%
8%
6%
4%
2%
0%
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16
Note: Operating EPS used to calculate P/E after 12/84



% of Stocks Dividend Yield > 10 Year Yield (500 Largest US Market Cap Cos.)
% of Stocks Dividend Yield > US 10 Yr Yield (Left)
US 10 Yr Yield (Right)
~30% of stocks currently with dividend yield > US 10 Yr yield
60%
50%
40%
30%
20%
10%
0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
'80 '82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04 '06 '08 '10 '12 '14 '16

Source: S&P, BLS, Sanford Bernstein, FactSet Research Systems and Sit Investment Associates, Inc., April 30, 2017

U.S. Rate Hike Probability

Current Implied Probabilities — 3) Add/Remove Rates

Dates ● Meeting ● Calculation — Calculated 05/16/2017 — Based on rate 0.75-1.0

Meeting	Prob Of Hike	Prob of Cut	0.25-0.5	0.5-0.75	0.75-1	1-1.25	1.25-1.5	1.5-1.75	1.75-2
06/14/2017	93.8%	0.0%	0.0%	0.0%	6.3%	93.8%	0.0%	0.0%	0.0%
07/26/2017	90.2%	0.2%	0.0%	0.2%	9.5%	90.2%	0.0%	0.0%	0.0%
09/20/2017	93.5%	0.2%	0.0%	0.2%	6.4%	62.8%	30.7%	0.0%	0.0%
11/01/2017	93.7%	0.1%	0.0%	0.1%	6.1%	60.5%	32.0%	1.3%	0.0%
12/13/2017	95.2%	0.1%	0.0%	0.1%	4.7%	47.5%	38.8%	8.6%	0.3%
01/31/2018	95.4%	0.1%	0.0%	0.1%	4.5%	45.8%	39.1%	9.8%	0.6%
03/21/2018	96.3%	0.1%	0.0%	0.1%	3.6%	37.5%	40.5%	15.7%	2.5%
05/02/2018	96.4%	0.1%	0.0%	0.1%	3.5%	36.1%	40.3%	16.7%	3.0%
06/13/2018	97.4%	0.1%	0.0%	0.1%	2.5%	27.0%	39.2%	23.3%	6.8%
08/01/2018	97.5%	0.1%	0.0%	0.1%	2.4%	26.0%	38.7%	23.9%	7.5%

Historical Analysis for Meeting 06/14/2017 — 4) Add/Remove Series



0.5-0.75 0.00
0.75-1 6.30
60
40
20
0
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
2016
2017
Historical Date

Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000
SN 736273 H143-4486-1 16-May-17 12:57:19 CDT GMT-5:00

Source: Bloomberg, May 16, 2017

Rising Pressure



Increased deficits in coming years will coincide with the Fed's withdrawal from the market for Treasury bonds
Government spending is on the rise...
Spending as a share of GDP
25%
20
15
10
5
0
2000
'10
'20
'27
Net interest
Nondefense
Defense
Total mandatory
Medicaid
Medicare
Social Security
...the deficit is expected to quickly expand...
Annual deficit, in billions
$0
-250
-500
-750
-1,000
-1,250
-1,500
2004
'10
'20
...just as the Fed is expected to exit the Treasury market.
Annual change in Fed's portfolio of Treasuries, in billions
$1,000
750
500
250
0
-250
-500
QE1
QE2
QE3
2004
'10
'20
Note: Figures for 2017-2027 are forecasts.
Sources: Congressional Budget Office (government spending, deficits); Federal Reserve (change in Fed's portfolio)
THE WALL STREET JOURNAL.

Source: The Wall Street Journal, May 8, 2017

5) Our Global Equity investment strategy is a diversified, "barbell" portfolio that focuses on potential beneficiaries from President Trump's themes combined with less cyclical, largely U.S. focused growth stocks.

a) The "barbell" strategy is appropriate due to greater "tail" risks (both up and down) and the likely "fits and starts" in response to both progress and delays in Washington and global macroeconomic conditions.

b) On the Trump side of the "barbell" we focus on beneficiaries from growth related to the President's themes of:

- deregulation
- repatriation of foreign corporate cash
- decrease in corporate tax rates
- reform of personal income tax rates
- infrastructure spending

c) On the less cyclical, largely U.S. focused growth stock side of the "barbell" we focus on companies that are more predictable in their revenues and earnings. Sectors of focus include telecom, technology, defense, consumer non-durables, and selective healthcare.

d) On either side of the "barbell" all our portfolio companies should possess the following quality characteristics. This should provide a favorable risk/reward profile. Quality stocks should participate in a rising market and retain their value better in a falling market.

- Sales and earnings growth
- Efficient operations with operating margin leverage
- Free cash flow generation
- Healthy balance sheet/low debt levels
- Dominant market share positions
- Proactive management teams
- Attractive valuations relative to growth potential

Components of Sit Investment Associates' U.S. "Barbell" Strategy

Overweight - Procyclical/Policy Beneficiaries

Characteristics

U.S. domestic exposure, high corp. taxes, pro-cyclical, high beta, strong balance sheets, limited impact from higher interest rates

- Banks/Investment
- Life Insurance
- Railroads
- Airlines
- Semiconductors
- Restaurants
- Parcel Carriers
- Home Improvement
- Trucking
- Media Companies
- Engineering & Construction
- Commercial Construction

Overweight - Defensive/Domestically Focused

Characteristics

Non-cyclical, attractive valuations, limited currency risk, government policy beneficiaries, low beta, U.S. exposure

- Defense
- Oil & Gas Pipelines
- Oil Refiners
- Packaged Food
- Waste Management
- Food Retail
- HMOs
- Medical Distributors
- Biotech
- P&C Insurance
- "Growthier" REITs/Utilities
- Telecom

Underweight - Slower Growth/Limited Policy Upside

Characteristics

Significant international exposure, weak balance sheets, currency risk, reliance on imports, below average growth, low corporate tax

- Pharma
- IT Hardware
- Integrated Oil
- Household Personal Care
- Auto - Suppliers
- Beverage Companies
- Insurance Brokers
- Department Stores
- Non-Energy Minerals
- Hospital/Nursing Management
- Auto - OEMs
- "No Growth" REITs/Utilities

Source: Sit Investment Associates, March 31, 2017